UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South Fifth Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Elaine Altizer — 804-644-6381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, J. Elaine Altizer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934.

Signature

CFO/FINOP/Secretary/Treasurer

Title

Notary Public

PEGGY MYERS WALZ NOTARY PUBLIC REG # 7719664 MY COMMISSION EXPIRES 2/28/2021 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition

December 31, 2018

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

THOMPSON DAVIS & CO., INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm on the Financial Statement	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

February 12, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	80,548
Receivables from clearing broker		690,321
Other receivables		137,375
Property and equipment - net		9,558
Other assets		82,976
Total assets		$ 1,000,778

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	66,224
Accrued liabilities		60,136
Total liabilities		126,360
Stockholders' Equity:		
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		809,718
Retained earnings		64,700
Total stockholders' equity		874,418
Total liabilities and stockholders' equity		$ 1,000,778

See accompanying notes to the financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

    Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

    Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

    Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

    Receivables from Clearing Broker: The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

1.   **Summary of Significant Accounting Policies, Continued**

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included within the financial statement.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is currently not under audit by any tax jurisdiction.

Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through February 12, 2019, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   **Related Parties:**

The Company leases commercial office space from a partnership comprised principally of the stockholders of the Company. The lease terminates in May 2019.

2.   **Related Parties, Continued**

The Company performs investment advisory services and management consulting services for Seven Hills Capital Partners, LP ("Seven Hills"), the General Partner of which is Seven Hills Capital Management, LLC ("Seven Hills Management"). Certain stockholders of the Company are also partners in Seven Hills Management. The Company has receivables of $5,908 due from Seven Hills for accrued management fees as of December 31, 2018. The receivable is included in other receivables on the statement of financial condition.   The Company has certain employees that hold positions of Seven Hills Capital Partners LP in their trust accounts and individual self-directed retirement accounts.   As of December 31, 2018, these positions totaled $905,089.

3.   **Lease Commitments:**

The Company leases office space under long-term lease agreements and includes a lease for commercial office space with a partnership comprised of certain stockholders of the Company. This lease terminates in 2019.

The following is a schedule of future minimum rental payments required under the above lease:

Year Ending December 31	Amount
2019	$ 35,771

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code.   The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary Company contribution. The Company elected to make a contribution to the plan for 2018 in the amount of $47,151 which is recorded as a component of accrued liabilities as of December 31, 2018.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

5.   **Financial Instruments with Off-Balance Sheet Risk, Continued**

The Company monitors its customer activity by reviewing information it
receives from its clearing broker on a daily basis, requiring customers to deposit
additional collateral, or to reduce positions when necessary. The Company does not
anticipate nonperformance by customers or counterparties in these situations.   The
Company's policy is to monitor its market exposure and counterparty risk and to review,
as necessary, the credit standing of each counterparty and customer with which it
conducts business.

6.   **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$ 411,175
Leasehold improvements	77,168
	488,343
Less accumulated depreciation and amortization	(478,785)
Net property and equipment	$ 9,558

7.   **Guarantees:**

As required or permitted under its Articles of Incorporation, the Company has certain
obligations to indemnify its current officers and directors for certain events or
occurrences while the officer or director is, or was serving, at the Company's request in
such capacities.   The maximum liability under these obligations is unlimited; however,
the Company's insurance policies serve to limit its exposure.

8.   **Regulatory Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which
requires the maintenance of minimum net capital and the ratio of aggregate
indebtedness to net capital, of not more than 15 to 1.   At December 31, 2018, the
Company had net capital of $629,461, which was $379,461 in excess of required
minimum net capital of $250,000. The Company's net capital ratio was 0.20 to 1. The
Company does not carry the accounts of its customers and accordingly is exempt under
Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve
Requirements pursuant to Rule 15c3-3.